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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                 Resource Recycling Technologies, Inc.
                           (Name of Issuer)

               Common Stock, Par Value, $1.00 Per Share
                    (Title of Class of Securities)

                              760930-10-7
                            (CUSIP Number)

                         Steven J. Greenfield
                     Allen & Company Incorporated
      711 Fifth Avenue, New York, New York 10022, (212) 832-8000
       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                            April 19, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment